Exhibit 99.1

Non binding, unofficial English translation for information purposes only. Original in French. CELLECTIS A French limited liability company (société anonyme) with share capital of €2,273,065,50 Registered Office: 8, rue de la Croix Jarry—75013 Paris Paris Trade and Companies Register No. 428 859 052 (the “Company”) As shareholder of Cellectis, you are invited to attend the combined shareholder’s meeting to be held on June 1st, 2021 at 2:30 p.m., at Cellectis’ premises, located at 8, rue de la Croix Jarry, 4th floor, 75013 Paris, France. In the context of the Covid-19 pandemic and in accordance with Ordinance no. 2020-321 of March 25, 2020, the provisions of which were extended until July 31, 2021 by Decree no. 2021-255 of March 9, 2021, this general meeting will be held in closed session, i.e. without the physical presence of the shareholders and persons who are usually able to attend. The shareholders will therefore not be able to attend the said meeting in person, but will be able to be represented and vote under the conditions specified below. The general meeting will be broadcast by video, the details of which will be specified later on the Company’s website (www.cellectis.com). Technical means will be put in place to allow shareholders to ask questions during the general meeting, which will be answered during the meeting. Shareholders are therefore invited to regularly consult the section dedicated to the 2021 general meeting on the Company’s website (www.cellectis.com). The shareholder’s meeting is called to deliberate on the following agenda: Agenda of the ordinary shareholders’ meeting - management report of the board of directors, including the report on corporate governance, and presentation by the board of the annual financial statements for the financial year ended December 31, 2020, —statutory auditors’ reports on the annual financial statements and the agreements referred to in article L. 225-38 of the French commercial code, —approval of the annual financial statements for the financial year ended December 31, 2020, —statutory auditors’ reports on the consolidated financial statements for the financial year ended December 31, 2020, —group management report and presentation of the consolidated financial statements for the financial year ended December 31, 2020 by the board, —approval of the consolidated financial statements for the financial year ended December 31, 2020, —earnings allocation for the financial year ended December 31, 2020, 1 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. - review of the agreements referred to in articles L. 225-38 et seq. of the French commercial code,—setting of the amount of the total compensation to be granted to the non-executive directors, —renewal of the appointment of Mr. André Choulika as a member of the board of directors,—renewal of the appointment of Mr. David Sourdive as a member of the board of directors,—renewal of the appointment of Mr. Alain-Paul Godard as a member of the board of directors,—authorization to be given to the board of directors to buy back Company shares, Agenda of the extraordinary shareholders’ meeting - authorization to be granted to the board of directors to reduce the Company’s share capital by cancelling shares in the context of the authorization granted to the board of directors to buy back Company shares, —delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, in favor of a category of persons meeting specified characteristics (investors having experience in the health or biotechnology sector), —delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, in favor of a category of persons meeting specified characteristics (credit institution, investment services provider or syndicate member guaranteeing the completion of the considered issuance), —delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, in favor of a category of persons meeting specified characteristics (industrial companies, institutions or entities active in the health or biotechnology sector), - delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, in favor of a category of persons meeting specified characteristics, in the context of equity or bond financing, —delegation of authority to be granted to the board of directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities giving access to the share capital, while preserving the shareholders’ preferential subscription rights, —delegation of authority to be granted to the board of directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities giving access to the share capital, with cancellation of the shareholders’ preferential subscription rights, through a public offer (excluding offers referred to in paragraph 1° of article L. 411-2 of the French monetary and financial code), —delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, through an offer referred to in paragraph 1° of article L. 411-2 of the French monetary and financial code, —delegation to be granted to the board of directors in order to increase the number of securities to be issued as a result of a share capital increase with or without preferential subscription rights performed pursuant to the aforementioned delegations, 2 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. - overall limitations to the amount of the share capital increases that could be completed pursuant to the aforementioned delegations, —delegation of authority to be granted to the board of directors to increase the share capital by way of incorporation of premiums, reserves, profits or others, —authorization to be granted to the board of directors to grant options to subscribe or purchase ordinary shares of Company shares, entailing a waiver by the shareholders of their preferential subscription rights, —authorization to be granted to the board of directors to grant free shares of the Company to employees and/or corporate officers of the Company and of its subsidiaries, entailing a waiver by the shareholders of their preferential subscription rights, —overall limitations to the amount of the share capital increases that could be completed pursuant to the above authorizations, —amendment of Article 18 of the by-laws relating to shareholders meetings (clarification of voting procedures) —delegation to be granted to the board of directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan d’épargne d’entreprise) implemented pursuant to articles L. 3332-1 and following of the French labor code. ooOoo Conditions for attending the General Meeting Any shareholder, regardless of the number of shares owned, may attend this General Meeting. Any shareholder may justify his right to participate in the shareholders’ meeting through the recording of the shares in the name of the shareholder or of the intermediary registered on his behalf, on May 28, 2021, at midnight, Paris time, either in the nominative securities’ accounts held by Société Générale, or in bearer accounts held by an authorized intermediary. The registration of shares in the bearer accounts held by an authorized intermediary is evidenced by a certificate of participation issued by the latter, attached to the remote voting form or proxy form or on behalf of the shareholder represented by the registered intermediary. In the context of the Covid-19 pandemic, this general meeting will take place in closed session, the shareholders will therefore not be able to attend meeting in person. Under these conditions, shareholders are invited to vote remotely, prior to the general meeting, by giving a proxy to the chairman or to any other natural or legal entity of their choice, or by returning the postal voting form. The shareholder has several ways in which to participate in the General Meeting. He may (1) personally attend the General Meeting or (2) participate remotely by giving a proxy to the Chairman or any other individual or legal entity of his choice, or by returning the postal voting form. Exceptionally, we invite you not to give a proxy to a third party to represent you at the meeting insofar as the meeting will be held without the physical presence of the shareholders and therefore of any third-party proxies, and to give preference to voting by mail or to give a proxy to the chairman. Given the uncertainty surrounding postal deadlines in the current circumstances, it is recommended that shareholders use, whenever possible, electronic means of communication in connection with their actions and communications relating to this general meeting. 3 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. Shareholders wishing to vote by mail or to give proxy to the chairman for registered shareholders: return the single voting form by post or by proxy, which will be sent to him with the convening notice, either by ordinary mail using the prepaid envelope attached to the convening notice or by e-mail to the following address: agm@cellectis.com by May 28, 2021 at the latest; for the holders of bearer shares: request this form from the intermediary who manages their shares, as from the date of notice of the meeting. The single voting form by post or by proxy must be accompanied by a certificate of participation issued by the financial intermediary and returned by the latter either by mail to the following address: Société Générale—Service assemblées – 32 Rue du Champ de Tir, CS 30812, 44308 Nantes Cedex 3 or by e-mail to the following address: agm@cellectis.com no later than May 28, 2021. Requests for the voting forms must reach Société Générale via the shareholder’s financial intermediary at one of the addresses indicated above, at least six days before the date of the meeting, i.e May 26, 2021. Only duly completed voting forms that are received at Société Générale at one the addresses indicated above at least three days before the scheduled date of the meeting, i.e. no later than May 28 2021, and accompanied by the certificate of participation issued by the authorized intermediaries for bearer shares will be taken into account. Shareholders wishing to give proxy to a third party: In accordance with the provisions of Article R.22-10-24 of the French Commercial Code, the notification of the appointment and revocation of a proxy representative can be made by electronic means, as follows: for registered shareholders: the shareholder must send an email to the following address: assemblees.generales@sgss.socgen.com specifying the full name, address and Societe Generale identifier for directly registered shareholders (information available at the top left of the account statement) or his or her identifier with his or her financial intermediary if he or she is a holder of administered registered shares and the full name and address of the appointed or revoked proxy; for holders of bearer shares: the shareholder must send an email to the following address: assemblees.generales@sgss.socgen.com specifying the full name, address and bank details as well as the full name and address of the appointed or revoked proxy. The shareholder must then imperatively ask the financial intermediary that manages his or her account to send written confirmation to Société Générale, Service Assemblées, 32 Rue du Champ de Tir, CS 30812, 44308 Nantes Cedex 3. In order for the duly signed and completed appointments or revocations of proxies to be validly taken into account, they must reach the Company or Société Générale no later than the day before the meeting, i.e. May 31, 2021, for both notifications made by post or by electronic means. The proxy holder sends his voting instructions for the exercise of his mandates in the form of a scanned copy of the single form, to Société Générale, by email to the following address: assemblees.generales@sgss.socgen.com The form must bear the surname, first name and address of the proxy, the words “As a proxy holder” The form must be dated and signed. Voting directions are indicated in the box “I vote by correspondence” of the form. The proxy must attach a copy of his or her identity card and, where appropriate, a power of attorney from the legal entity that he or she represents. To be taken into account, the electronic message must reach Société Générale no later than the fourth day before the date of the meeting, i.e. on May 28, 2021. 4 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. In addition, for its own voting rights, the proxy sends its voting instructions according to the usual procedures. It is stipulated that any shareholder having already cast a vote or sent a proxy: —notwithstanding Article III of Article R. 22-10-28 of the French Commercial Code and in accordance with Article 7 of Decree no. 2020-418 of April 10, 2020, as extended by Decree no. 2021-255 of March 9, 2021, any shareholder who has already cast a postal vote, sent a proxy or requested an admission card or a certificate of participation may choose another method of participation in the shareholders’ meeting, provided that his or her new instruction to this effect reaches Société Générale within the time limits specified in this notice. To this end, registered shareholders who wish to change their mode of participation are requested to send their new voting instruction by returning the single form, duly completed and signed, by e-mail to the following address: ag2021.fr@socgen.com (any other instruction sent to this address will not be taken into account). The form must indicate the shareholder’s identifier, name, first name and address, the words “New instruction—cancels and replaces” and be dated and signed. Registered shareholders must attach a copy of their identity card and, if applicable, a power of attorney from the legal entity they represent. Bearer shareholders are requested to contact their account-holding establishment, which will send the new instruction to Societe Generale, together with a certificate of participation proving their status as shareholders. —may at any time transfer all or part of its shares. If the transfer takes place before May 28, 2021 at midnight Paris time, the Company shall invalidate or amend, as appropriate, the vote cast by mail, the proxy, or the certificate of participation. For this purpose, the authorized intermediary holding the account shall notify the Company or its agent of the transfer and provide it with the necessary information. Written questions Pursuant to Articles L. 225-108 and R. 225-84 of the French commercial code, any shareholder may also submit written questions. These questions should be addressed by email to the following address: agm@cellectis.com or by registered letter with acknowledgement of receipt, addressed to the chairman of the board of directors, at the registered office: 8, rue de la Croix Jarry—75013 Paris. In accordance with Article 8-2 of Decree no. 2020-418 of April 10, 2020 as amended by Decree no. 2020-1614 of December 18, 2020, in order to be taken into account, written questions must be received before the end of the second business day preceding the date of the shareholders’ meeting, i.e. before midnight on May 28, 2021. These questions must be accompanied by a certificate of account registration. Furthermore, insofar as the general meeting is held without the physical presence of the shareholders, it is recalled that shareholders will not be able to propose new resolutions during the general assembly. Technical means will be put in place to enable shareholders to ask questions during the general meeting, which will be answered during the meeting. Shareholders are therefore invited to consult the section dedicated to the 2021 general meeting on the Company’s website on a regular basis. In accordance with the law, all documents that must be communicated in the context of general meetings are available to shareholders at the registered office and can be consulted on the Company’s website www.cellectis.com. __________ The board of directors 5 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. COMBINED SHAREHOLDERS’ MEETING OF JUNE 1, 2021 TEXT OF RESOLUTIONS FIRST RESOLUTION Approval of the annual financial statements for the financial year ended December 31, 2020 The shareholders’ meeting, voting under the quorum and majority conditions required for ordinary shareholders’ meetings, having reviewed the management report of the board of directors, including the report on corporate governance report, for the financial year ended December 31, 2020, as well as the statutory auditors’ reports on the annual financial statements and corporate governance, approves the annual financial statements for the financial year ended December 31, 2020 in the form in which they have been presented, which show a loss of € 35,081,836 as well as the transactions reflected in these financial statements and summarized in these reports, as well as the statutory auditors’ report thereon acknowledges that the financial statements do not show any expenses or charges referred to in article 39-4 of the French general tax code nor any excess depreciation. SECOND RESOLUTION Approval of the consolidated financial statements for the financial year ended December 31, 2020 The shareholders’ meeting, voting under the quorum and majority conditions required for ordinary shareholders’ meetings, having reviewed the report on the group management for the financial year ended December 31, 2020 and on the consolidated financial statements of said financial year, which show a loss of 97,483 thousand US dollars as well as the transactions reflected in these financial statements and summarized in these reports, as well as the statutory auditors’ report thereon, approves the consolidated financial statements for the financial year ended December 31, 2020 n the form in which they have been presented, as well as the transactions reflected in these financial statements and summarized in these reports. THIRD RESOLUTION Earnings allocation for the financial year ended December 31, 2020 The shareholders’ meeting, voting under the quorum and majority conditions required for ordinary shareholders’ meetings, having reviewed the management report of the board of directors, acknowledges that the loss for the financial year ended December 31, 2020 amounts to € 35,081,836, resolves to allocate the aforementioned loss to the “retained earnings” debit account that shall thereafter show an amount of € 249,661,440. 6 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. In accordance with article 243 bis of the French general tax code, no dividend has been distributed for the last three financial years. FOURTH RESOLUTION Review of the agreements referred to in articles L. 225-38 et seq. of the French commercial code The shareholders’ meeting, voting under the quorum and majority conditions required for ordinary shareholders’ meetings, having reviewed the statutory auditors’ special report on the agreements referred to in articles L. 225-38 et seq. of the French commercial code, approves the renewal of the consulting contract entered into between the Company and the SARL Godard & Co, of which Alain Godard, a member of the board of directors, is also the manager and sole partner, as described in the statutory auditors’ special report. FIFTH RESOLUTION Setting of the amount of the total compensation to be granted to the non-executive directors The shareholders’ meeting, voting under the quorum and majority conditions required for ordinary shareholders’ meetings, having reviewed the report of the board of directors, resolves, in accordance with the provisions of Article L. 225-45 of the French commercial code, to set at 750,000 euros the total sum allocated to non-executive members of the board of directors (i.e., those who are neither employees nor operational managers of the Company or a group company) as compensation for their activity for the financial year 2021, as well as for each subsequent financial year, until the ordinary shareholders’ meeting decides otherwise. SIXTH RESOLUTION Renewal of the appointment of Mr. André Choulika as a member of the board of directors The shareholders’ meeting, voting under the quorum and majority conditions required for ordinary shareholders’ meetings, having reviewed the report of the board of directors, having noted that Mr. André Choulika’s term of office expires at the end of this shareholders’ meeting, resolves to renew Mr. André Choulika’s appointment as a member of the board of directors for a three (3) year period, expiring at the ordinary shareholders’ meeting to be held to vote on the financial statements for the year ending December 31, 2023. Mr. André Choulika has already accepted the renewal of his appointment as a member of the board of directors. 7 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. SEVENTH RESOLUTION Renewal of the appointment of Mr. David Sourdive as a member of the board of directors The shareholders’ meeting, voting under the quorum and majority conditions required for ordinary shareholders’ meetings, having reviewed the report of the board of directors, having noted that Mr. David Sourdive’s term of office expires at the end of this shareholders’ meeting, resolves to renew Mr. David Sourdive’s appointment as a member of the board of directors for a three (3) year period, expiring at the ordinary shareholders’ meeting to be held to vote on the financial statements for the year ending December 31, 2023. Mr. David Sourdive has already accepted the renewal of his appointment as a member of the board of directors. EIGHTH RESOLUTION Renewal of the appointment of Mr. Alain-Paul Godard as a member of the board of directors The shareholders’ meeting, voting under the quorum and majority conditions required for ordinary shareholders’ meetings, having reviewed the report of the board of directors, having noted that Mr. Alain-Paul Godard’s term of office expires at the end of this shareholders’ meeting, resolves to renew Mr. Alain-Paul Godard’s appointment as a member of the board of directors for a three (3) year period, expiring at the ordinary shareholders’ meeting to be held to vote on the financial statements for the year ending December 31, 2023. Mr. Alain-Paul Godard has already accepted the renewal of his appointment as a member of the board of directors. NINTH RESOLUTION Authorization to be granted to the board of directors to buy back Company shares The shareholders’ meeting, voting under the quorum and majority conditions required for ordinary shareholders’ meetings, having reviewed the report of the board of directors, authorizes the board of directors to acquire Company shares, in accordance with the terms and conditions set out in articles L. 22-10-62 et seq. of the French commercial code, resolves that the acquisition, sale or transfer of these shares may be carried out by any means, on one or more occasions, in particular on the market or over the counter, including by acquisitions or sales, public offers, through the use of derivatives or option-based instruments, under the conditions provided for by the market authorities and in compliance with applicable regulations, hereby resolves that the authorization may be used for the purpose of: —ensuring the liquidity of the Company’s shares in the context of a liquidity agreement with an investment services provider, in compliance with the market practice accepted by the French 8 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. Financial Markets Authority (Autorité des Marchés Financiers) regarding share liquidity agreements, - meeting obligations related to stock option plans, the granting of free shares, employee savings plans or other share allocation programs for employees and officers of the Company or its affiliates, —delivering shares upon the exercise of rights attached to securities giving access to the share capital, —purchasing shares to be held and subsequently used in exchange or as payment in connection with any external growth transactions, in accordance with market practices permitted by the French Financial Markets Authority (AMF), —canceling all or part of the shares thus purchased, and —more generally, operating for any purpose that may be authorized by law or any market practice that may be admitted by the market authorities, it being specified that, in such a case, the Company would inform its shareholders by means of a press release. resolves to set the maximum unit price per share (excluding fees and commissions) at €100, with an overall ceiling of €100,000,000, it being specified that this purchase price will be subject to any adjustments that may be necessary to take into account transactions affecting the share capital (in particular in the event of incorporation of reserves and free allocation of shares, stock split or reverse stock split) that may occur during the period of validity of this authorization, notes that the maximum number of shares that may be purchased pursuant to this resolution may not at any time exceed 10% of the total number of shares, it being specified that (i) when the shares are acquired for the purpose of promoting the liquidity of the Company’s shares, the number of shares taken into account for the calculation of this limit shall be equal to the number of shares purchased less the number of shares resold during the term of this authorization and (ii) when they are acquired to be held and subsequently tendered in payment or in exchange as part of a merger, spin-off or asset contribution, the number of shares acquired may not exceed 5% of the total number of shares, grants full powers to the board of directors, with the option to sub-delegate such powers under the conditions provided for by law, to implement this authorization, place any stock market orders, enter into any agreements under the conditions permitted by law, to carry out any and all formalities, take any and all steps and make any and all declarations to the French Financial Market Authority (Autorité des Marchés Financiers) and any other competent authorities and, in general, do whatever is necessary. This authorization is granted for a period of eighteen (18) months from the date of this meeting and terminates any previous authorization having the same purpose. TENTH RESOLUTION Authorization to be granted to the board of directors to reduce the Company’s share capital by cancelling shares in the context of the authorization granted to the board of directors to buy back Company shares The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ special report, authorizes the board of directors, in accordance with article L. 22-10-62 of the French commercial code, for a period of eighteen (18) months from the date of this meeting, to cancel, on one in one or several steps, up a maximum limit of 10% of the total share capital per twenty-four (24) month period, all or part of the shares acquired by the Company and to reduce the share capital accordingly, it being 9 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. specified that this limit applies to an amount of the share capital that shall be adjusted, if necessary, to take into account any transactions impacting it subsequent to the date of this meeting, resolves that any excess of the purchase price of the shares above their par value shall be charged against to the share, merger or contribution premium account or to any available reserve account, including the legal reserves, up to the limit of 10% of the capital reduction carried out, grants full powers to the board of directors, with the option to sub-delegate such powers under the conditions provided for by law, to carry out any and all acts, formalities or declarations in order to finalize any capital reductions that may be carried out under this authorization and to amend the Company’s bylaws accordingly. This authorization is granted for a period of eighteen (18) months from the date of this general meeting and terminates any previous authorization having the same purpose. ELEVENTH RESOLUTION Delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, in favor of a category of persons meeting specified characteristics (investors having experience in the health or biotechnology sector) The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ report, in accordance with the provisions of articles L. 225-129 et seq. of the French commercial code, and, in particular, articles L. 225-129-2, L. 22-10-49, L. 225-135, L. 225-138 and L. 228-91 et seq. of the French commercial code, delegates to the board of directors, with the option to sub-delegate such powers under the conditions provided for by law, its authority to decide, on one or more occasions, in the proportions and at the times it sees fit, in France and abroad, to issue ordinary shares of the Company as well as any securities, which are equity securities giving access to other equity securities or giving the right to the allocation of debt securities, and/or securities giving access to equity securities (including, in particular, share subscription warrants or share issuance rights), resolves that the securities thus issued may consist of debt securities, be linked to the issuance of such securities or enable the issuance of such securities as intermediate securities, resolves that the aggregate par value of the capital increases that may be carried out, immediately or in the future, pursuant to this resolution, shall be set at € 681.822 or its equivalent in foreign currency, to which shall be added, where applicable, the par value of any additional shares or securities to be issued, in order to preserve, in accordance with the law and, where applicable, applicable contractual provisions, the rights of the holders of securities and other rights giving access to the share capital, resolves that this amount shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, resolves that the total nominal amount of the issuances of debt securities giving access to the share capital that may thus be issued may not exceed [€ 300,000,000] (or the equivalent of this amount in the event of an issuance in another currency), it being specified that: —this amount shall be increased, where applicable, by any redemption premium above the par value, —this amount shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, 10 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. - this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code, the issuance of which would be decided or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in other cases, under the conditions determined by the Company in accordance with article L. 228-36-A of the French commercial code, resolves to cancel shareholders’ preferential subscription rights to the Company’s ordinary shares and/or any securities and/or debt securities to be issued in favor of the following category of beneficiaries: —individuals or legal entities (including any company), trusts, and investment funds, or other investment vehicles, regardless of their form (including, without limitation, any investment fund or venture capital company (société de capital-risque), in particular any FPCI, FCPI or FIP), incorporated under French or foreign law, whether or not they are shareholders of the Company, investing on a regular basis or having invested at least 5 million euros over the past 36 months in the healthcare or biotechnology sector, specifies, where applicable, that pursuant to article L. 225-132 of the French commercial code, the decision to issue securities giving access to the share capital also entails the waiver by the shareholders of their preferential subscription rights to the equity securities to which the securities issued will entitle them, resolves that the sum due, or to be due, to the Company for each of the shares issued pursuant to the aforementioned delegation shall be at least equal to the par value of these shares on the date of issuance and further resolves that the issuance price of the new shares which may be issued pursuant to this delegation shall be at least equal to the average of the weighted-volume average price of a share on the Euronext Growth market (or in the absence of a listing on this market, on any other market on which the Company’s shares would then be listed) over the last three trading days prior to the setting of the issuance price, possibly reduced by a maximum discount of 20%, taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that (i) in the event that securities giving access to the share capital are issued, the issuance price of ordinary shares that may result from their exercise, conversion or exchange may, where applicable, be determined, at the board’s discretion, by reference to a calculation formula defined by the board and applicable following the issuance of these securities (for example, upon exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the board deems it appropriate, on the date of application of such formula (and not on the date of determination of the issuance price), and (ii) the issuance price of any securities giving access to the share capital issued under this resolution shall be such that the amount, if any, received immediately by the Company, plus any amount that may be received by it on exercise or conversion of said securities, shall be, for each share issued as a result of the issuance of said securities, at least equal to the aforementioned minimum amount, resolves that the board of directors, under the conditions provided for by law, shall have full powers to implement this delegation in particular, but not limited to, for the purpose of: —deciding the amount of the share capital increase, the issuance price (it being specified that it shall be determined in accordance with the conditions set out above) and the amount of the premium that may, where applicable, be required on issuance, —setting the dates, terms and conditions for any issuance as well as the form and characteristics of the shares or securities giving access to the capital to be issued, —setting the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued will bear dividend rights and the manner in which they will be paid up, —drawing up the list of beneficiaries within aforementioned category of persons and the number of shares to be allocated to each of them, 11 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. - at its own discretion and when it deems appropriate, charging the expenses, fees and expenses incurred in connection with the capital increases carried out pursuant to the delegation granted under this resolution against the amount of the premiums related to such transactions and deducting from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new amount of the share capital after each transaction, —duly recording the completion of each capital increase and amending the Company’s bylaws accordingly, —more generally, entering into any and all agreements, in particular in order to successfully complete the planned issuances, taking any and all measures and carrying out any and all formalities necessary for the issuance, listing and financial administration of the shares issued under this delegation, as well as for the exercise of the rights attached thereto, —taking any decision with a view to the admission of the shares and securities thus issued to any market on which the Company’s shares may be admitted for trading, specifies that the delegation thus granted to the board of directors is valid for a period of eighteen (18) months from the date of this meeting and terminates any previous delegation having the same purpose, acknowledges the fact that, should the board of directors make use of the delegation of authority it was granted pursuant to this resolution, the board of directors shall report on the use made of the authorizations granted in this resolution to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions. TWELFTH RESOLUTION Delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, in favor of a category of persons meeting specified characteristics (credit institution, investment services provider or syndicate member guaranteeing the completion of the considered issuance) The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ report, in accordance with the provisions of articles L. 225-129 et seq. of the French commercial code, and, in particular, articles L. 225-129-2, L. 22-10-49, L. 225-135, L. 225-138 and L. 228-91 et seq. of the French commercial code, delegates to the board of directors, with the option to sub-delegate such powers under the conditions provided for by law, its authority to decide, on one or more occasions, in the proportions and at the times it sees fit, in France and abroad, to issue ordinary shares of the Company as well as any securities, which are equity securities giving access to other equity securities or giving the right to the allocation of debt securities, and/or securities giving access to equity securities (including, in particular, share subscription warrants or share issuance rights), resolves that the securities thus issued may consist of debt securities, be linked to the issuance of such securities or enable the issuance of such securities as intermediate securities, resolves that the aggregate par value of the capital increases that may be carried out, immediately or in the future, pursuant to this resolution, shall be set at € 681.822 or its equivalent in foreign currency, to which shall be added, where applicable, the par value of any additional shares or securities to be issued, in order to preserve, in accordance with the law and, where applicable, applicable contractual provisions, the rights of the holders of securities and other rights giving access to the share capital, 12 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. resolves that this amount shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, resolves that the total nominal amount of the issuances of debt securities giving access to the share capital that may thus be issued may not exceed € 300,000,000 (or the equivalent of this amount in the event of an issuance in another currency), it being specified that: —this amount shall be increased, where applicable, by any redemption premium above the par value, —this amount shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, —this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code, the issuance of which would be decided or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in other cases, under the conditions determined by the Company in accordance with article L. 228-36-A of the French commercial code, resolves to cancel shareholders’ preferential subscription rights to the Company’s ordinary shares and/or any securities and/or debt securities to be issued in favor of the following category of beneficiaries: —any credit institution, investment services provider or investment syndicate member, whether French or foreign, undertaking to guarantee the completion of the share capital increase or any issuance likely to result in a future capital increase that may be carried out pursuant to this delegation, specifies, where applicable, that pursuant to article L. 225-132 of the French commercial code, the decision to issue securities giving access to the share capital also entails the waiver by the shareholders of their preferential subscription rights to the equity securities to which the securities issued will entitle them, resolves that the sum due, or to be due, to the Company for each of the shares issued pursuant to the aforementioned delegation shall be at least equal to the par value of these shares on the date of issuance and further resolves that the issuance price of the new shares which may be issued pursuant to this delegation shall be at least equal to the average of the weighted-volume average price of a share on the Euronext Growth market (or in the absence of a listing on this market, on any other market on which the Company’s shares would then be listed) over the last three trading days prior to the setting of the issuance price, possibly reduced by a maximum discount of 20%, taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that (i) in the event that securities giving access to the share capital are issued, the issuance price of ordinary shares that may result from their exercise, conversion or exchange may, where applicable, be determined, at the board’s discretion, by reference to a calculation formula defined by the board and applicable following the issuance of these securities (for example, upon exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the board deems it appropriate, on the date of application of such formula (and not on the date of determination of the issuance price), and (ii) the issuance price of any securities giving access to the share capital issued under this resolution shall be such that the amount, if any, received immediately by the Company, plus any amount that may be received by it on exercise or conversion of said securities, shall be, for each share issued as a result of the issuance of said securities, at least equal to the aforementioned minimum amount, resolves that the board of directors, under the conditions provided for by law, shall have full powers to implement this delegation in particular, but not limited to, for the purpose of: —deciding the amount of the share capital increase, the issuance price (it being specified that it shall be determined in accordance with the conditions set out above) and the amount of the premium that may, where applicable, be required on issuance, 13 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. - setting the dates, terms and conditions for any issuance as well as the form and characteristics of the shares or securities giving access to the capital to be issued, —setting the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued will bear dividend rights and the manner in which they will be paid up, —drawing up the list of beneficiaries within aforementioned category of persons and the number of shares to be allocated to each of them, —at its own discretion and when it deems appropriate, charging the expenses, fees and expenses incurred in connection with the capital increases carried out pursuant to the delegation granted under this resolution against the amount of the premiums related to such transactions and deducting from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new amount of the share capital after each transaction, —duly recording the completion of each capital increase and amending the Company’s bylaws accordingly, —more generally, entering into any and all agreements, in particular in order to successfully complete the planned issuances, taking any and all measures and carrying out any and all formalities necessary for the issuance, listing and financial administration of the shares issued under this delegation, as well as for the exercise of the rights attached thereto, —taking any decision with a view to the admission of the shares and securities thus issued to any market on which the Company’s shares may be admitted for trading, specifies that the delegation thus granted to the board of directors is valid for a period of eighteen (18) months from the date of this meeting and terminates any previous delegation having the same purpose, acknowledges the fact that, should the board of directors make use of the delegation of authority it was granted pursuant to this resolution, the board of directors shall report on the use made of the authorizations granted in this resolution to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions. THIRTEENTH RESOLUTION Delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, in favor of a category of persons meeting specified characteristics (industrial companies, institutions or entities active in the health or biotechnology sector) The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ report, in accordance with the provisions of articles L. 225-129 et seq. of the French commercial code, and, in particular, articles L. 225-129-2, L. 22-10-49, L. 225-135, L. 225-138 and L. 228-91 et seq. of the French commercial code, delegates to the board of directors, with the option to sub-delegate such powers under the conditions provided for by law, its authority to decide, on one or more occasions, in the proportions and at the times it sees fit, in France and abroad, to issue ordinary shares of the Company as well as any securities, which are equity securities giving access to other equity securities or giving the right to the allocation of debt securities, and/or securities giving access to equity securities (including, in particular, share subscription warrants or share issuance rights), 14 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. resolves that the securities thus issued may consist of debt securities, be linked to the issuance of such securities or enable the issuance of such securities as intermediate securities, resolves that the aggregate par value of the capital increases that may be carried out, immediately or in the future, pursuant to this resolution, shall be set at € 681.822 or its equivalent in foreign currency, to which shall be added, where applicable, the par value of any additional shares or securities to be issued, in order to preserve, in accordance with the law and, where applicable, applicable contractual provisions, the rights of the holders of securities and other rights giving access to the share capital, resolves that this amount shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, resolves that the total nominal amount of the issuances of debt securities giving access to the share capital that may thus be issued may not exceed € 300,000,000 (or the equivalent of this amount in the event of an issuance in another currency), it being specified that: —this amount shall be increased, where applicable, by any redemption premium above the par value, —this amount shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, —this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code, the issuance of which would be decided or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in other cases, under the conditions determined by the Company in accordance with article L. 228-36-A of the French commercial code, resolves to cancel shareholders’ preferential subscription rights to the shares and securities to be thus issued and to restrict the subscription of the shares and securities referred to in this resolution to the following category of beneficiaries: —industrial companies, institutions or entities of any form, whether French or foreign, active in the healthcare or biotechnology sector, directly or through a company controlled or by which they are controlled within the meaning of Article L. 233-3 I of the French Commercial Code, including, where applicable, upon the conclusion of a commercial agreement or partnership with the Company, specifies, where applicable, that pursuant to article L. 225-132 of the French commercial code, the decision to issue securities giving access to the share capital also entails the waiver by the shareholders of their preferential subscription rights to the equity securities to which the securities issued will entitle them, 15 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. resolves that the sum due, or to be due, to the Company for each of the shares issued pursuant to the aforementioned delegation shall be at least equal to the par value of these shares on the date of issuance and further resolves that the issuance price of the new shares which may be issued pursuant to this delegation shall be at least equal to the average of the weighted-volume average price of a share on the Euronext Growth market (or in the absence of a listing on this market, on any other market on which the Company’s shares would then be listed) over the last three trading days prior to the setting of the issuance price, possibly reduced by a maximum discount of 15%, taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that (i) in the event that securities giving access to the share capital are issued, the issuance price of ordinary shares that may result from their exercise, conversion or exchange may, where applicable, be determined, at the board’s discretion, by reference to a calculation formula defined by the board and applicable following the issuance of these securities (for example, upon exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the board deems it appropriate, on the date of application of such formula (and not on the date of determination of the issuance price), and (ii) the issuance price of any securities giving access to the share capital issued under this resolution shall be such that the amount, if any, received immediately by the Company, plus any amount that may be received by it on exercise or conversion of said securities, shall be, for each share issued as a result of the issuance of said securities, at least equal to the aforementioned minimum amount, resolves that the board of directors, under the conditions provided for by law, shall have full powers to implement this delegation in particular, but not limited to, for the purpose of: —deciding the amount of the share capital increase, the issuance price (it being specified that it shall be determined in accordance with the conditions set out above) and the amount of the premium that may, where applicable, be required on issuance, —setting the dates, terms and conditions for any issuance as well as the form and characteristics of the shares or securities giving access to the capital to be issued, —setting the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued will bear dividend rights and the manner in which they will be paid up, —drawing up the list of beneficiaries within aforementioned category of persons and the number of shares to be allocated to each of them, —at its own discretion and when it deems appropriate, charging the expenses, fees and expenses incurred in connection with the capital increases carried out pursuant to the delegation granted under this resolution against the amount of the premiums related to such transactions and deducting from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new amount of the share capital after each transaction, —duly recording the completion of each capital increase and amending the Company’s bylaws accordingly, —more generally, entering into any and all agreements, in particular in order to successfully complete the planned issuances, taking any and all measures and carrying out any and all formalities necessary for the issuance, listing and financial administration of the shares issued under this delegation, as well as for the exercise of the rights attached thereto, —taking any decision with a view to the admission of the shares and securities thus issued to any market on which the Company’s shares may be admitted for trading, specifies that the delegation thus granted to the board of directors is valid for a period of eighteen (18) months from the date of this meeting and terminates any previous delegation having the same purpose, acknowledges the fact that, should the board of directors make use of the delegation of authority it was granted pursuant to this resolution, the board of directors shall report on the use made of the 16 / 40

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Original in French. authorizations granted in this resolution to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions. FOURTEENTH RESOLUTION Delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, in favor of a category of persons meeting specified characteristics, in the context of equity or bond financing The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ report, in accordance with the provisions of articles L. 225-129 et seq. of the French commercial code, and, in particular, articles L. 225-129-2, L. 22-10-49, L. 225-135, L. 225-138 and L. 228-91 et seq. of the French commercial code, delegates to the board of directors its authority to decide, on one or more occasions, in the proportions and at the times it sees fit, in France or abroad, to issue ordinary shares of the Company or equity securities giving access to other equity securities or giving the right to the allocation of debt securities, and/or securities (including, in particular, debt securities) giving access to shares, said securities being issuable in euros, in any foreign currency or in any monetary unit established by reference to several currencies at the discretion of the board of directors, resolves that the securities thus issued may consist of debt securities, be linked to the issuance of such securities (including share subscription warrants attached to bonds or issued for the benefit of the subscribers of such bonds) or enable the issuance of such securities as intermediate securities, resolves to cancel shareholders’ preferential subscription rights to the shares and securities to be thus issued and to restrict the subscription of the shares and securities referred to in this resolution to the following category of beneficiaries: —any credit institution, investment services provider, investment fund or company that undertakes to subscribe for or guarantee the completion of the capital increase or any issue of securities likely to result in a future capital increase (including, in particular, through the exercise of share warrants) that may be carried out pursuant to this delegation in the context of the implementation of an equity or bond financing contract, acknowledges, where applicable, that the decision to issue securities giving access to the share capital also entails the waiver by the shareholders of their preferential subscription rights to the equity securities to which the securities issued will entitle them, resolves that the aggregate par value of the capital increases that may be carried out, immediately and/or in the future, pursuant to this delegation, shall not be superior to € 681.822 or its equivalent in foreign currency, to which shall be added, where applicable, the additional amount of any additional shares to be issued, in order to preserve, in accordance with applicable laws and regulations and, where applicable, applicable contractual provisions, the rights of the holders of securities and other rights giving access to the share capital, resolves that this amount shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, resolves that the total nominal amount of the issuances of debt securities giving access to the share capital that may thus be issued may not exceed € 300,000,000 (or the equivalent of this amount in the event of an issuance in another currency), it being specified that: 17 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. - this amount shall be increased, where applicable, by any redemption premium above the par value, —this amount shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, —this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code, the issuance of which would be decided or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in other cases, under the conditions determined by the Company in accordance with article L. 228-36-A of the French commercial code, resolves that the sum due, or to be due, to the Company for each of the shares issued pursuant to the aforementioned delegation shall be at least equal to the par value of these shares on the date of issuance and further resolves that the issuance price of the new shares which may be issued pursuant to this delegation shall be at least equal to the average of the weighted-volume average price of a share on the Euronext Growth market (or in the absence of a listing on this market, on any other market on which the Company’s shares would then be listed) over the last three trading days prior to the setting of the issuance price, possibly reduced by a maximum discount of 20%, taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that (i) in the event that securities giving access to the share capital are issued, the issuance price of ordinary shares that may result from their exercise, conversion or exchange may, where applicable, be determined, at the board’s discretion, by reference to a calculation formula defined by the board and applicable following the issuance of these securities (for example, upon exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the board deems it appropriate, on the date of application of such formula (and not on the date of determination of the issuance price), and (ii) the issuance price of any securities giving access to the share capital issued under this resolution shall be such that the amount, if any, received immediately by the Company, plus any amount that may be received by it on exercise or conversion of said securities, shall be, for each share issued as a result of the issuance of said securities, at least equal to the aforementioned minimum amount, specifies that the delegation thus granted to the board of directors is valid for a period of eighteen (18) months from the date of this meeting and terminates any previous delegation having the same purpose, resolves that the board of directors, with the option to sub-delegate such powers under the conditions provided for by law, shall have full powers to implement this delegation in particular for the purpose of: —deciding the amount of the share capital increase, the issuance price (it being specified that it shall be determined in accordance with the conditions set out above) and the amount of the premium that may, where applicable, be required on issuance, —setting the dates, terms and conditions for any issuance as well as the form and characteristics of the shares or securities giving access to the capital to be issued, —setting the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued will bear dividend rights and the manner in which they will be paid up, —drawing up the list of beneficiaries within aforementioned category of persons and the number of shares to be allocated to each of them, —at its own discretion and when it deems appropriate, charging the expenses, fees and expenses incurred in connection with the capital increases carried out pursuant to the delegation granted under this resolution against the amount of the premiums related to such transactions and deducting from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new amount of the share capital after each transaction, —duly recording the completion of each capital increase and amending the Company’s bylaws accordingly, 18 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. - more generally, entering into any and all agreements, in particular in order to successfully complete the planned issuances, taking any and all measures and carrying out any and all formalities necessary for the issuance, listing and financial administration of the shares issued under this delegation, as well as for the exercise of the rights attached thereto, —taking any decision with a view to the admission of the shares and securities thus issued to any market on which the Company’s shares may be admitted for trading, acknowledges the fact that, should the board of directors make use of the delegation of authority it was granted pursuant to this resolution, the board of directors shall report on the use made of the authorizations granted in this resolution to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions. FIFTEENTH RESOLUTION Delegation of authority to be granted to the board of directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities giving access to the share capital, while preserving the shareholders’ preferential subscription rights The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ report, in accordance with the provisions of articles L. 225-129 et seq. of the French commercial code, and, in particular, articles L. 225-129 to L. 225-129-6, L. 22-10-49, L. 225-132, L. 225-133, L. 225-134, L. 228-91, L. 228-92 and L. 228-93 of the French commercial code, delegates to the board of directors with the option to sub-delegate such powers under the conditions provided for by law, its authority to decide, in the proportions and at the times it sees fit, in France or abroad, to issue ordinary shares of the Company or equity securities giving access to other equity securities or giving the right to the allocation of debt securities, and/or securities (including, in particular, debt securities) giving access to shares of the Company or of any company that directly or indirectly owns more than half of its capital or of which it directly or indirectly owns more than half of the capital, it being specified that these securities may be issuable in euros, in any foreign currency or in any monetary unit established by reference to several currencies at the discretion of the board of directors, and may be paid up in cash, including by offsetting claims, resolves that the securities thus issued may consist of debt securities, be linked to the issuance of such securities or enable the issuance of such securities as intermediate securities, resolves that the shareholders have, in proportion to the amount of their shares, preferential subscription rights to the ordinary shares or securities that may be issued pursuant to this delegation, grants the board of directors the powers to grant shareholders the right to subscribe for a greater number of shares or securities than they would be entitled to subscribe for on an irreducible basis, in proportion to the rights they hold and, in any event, within the limit of their request, resolves that the aggregate par value of the capital increases that may be carried out, immediately and/or in the future, pursuant to this delegation, shall not be superior to € 681.822,15 (or its equivalent in foreign currency), it being specified that: —the maximum nominal amount of the share capital increases that may be carried out, immediately or in future, under this delegation shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, —to this ceiling shall be added, where applicable, the par value of any additional shares to be issued, in order to preserve, in accordance with the law and, where applicable, applicable 19 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. contractual provisions, the rights of the holders of securities and other rights giving access to the share capital, resolves that the total nominal amount of the issuances of debt securities giving access to the share capital that may thus be issued may not exceed € 300,000,000 (or the equivalent of this amount in the event of an issuance in another currency), it being specified that: —this amount shall be increased, where applicable, by any redemption premium above the par value, —this amount shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, —this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code, the issuance of which would be decided or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in other cases, under the conditions determined by the Company in accordance with article L. 228-36-A of the French commercial code, resolves that, if the subscriptions have not absorbed the totality of such an issuance, the board of directors may use, in the order of its choice, one or the other of the following powers: —limit the issuance to the amount of subscriptions, provided that the subscriptions reach at least three-quarters of the issuance initially decided, —freely allocate all or part of the issued unsubscribed securities among the persons of its choice, and —offer to the public, on the French or international market, all or part of the unsubscribed issued securities, resolves that the issuance of share subscription warrants of the Company may be carried out by way of a subscription offer, but also by way of their free allocation to the owners of existing shares, resolves that in the event of a free allocation of warrants, the board of directors shall have the power to decide that fractional allocation rights are not negotiable and that the corresponding securities shall be sold, acknowledges, where applicable, that the decision to issue securities giving access to the share capital also entails the waiver by the shareholders of their preferential subscription rights to the equity securities to which the securities issued will entitle them, resolves that the board of directors, with the option to sub-delegate such powers under the conditions provided for by law, shall have full powers to implement this delegation under the conditions provided for by law and the Company’s bylaws, in particular for the purpose of: —setting the dates, terms and conditions for any issuance as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without a premium, —setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued will bear dividend rights and the manner in which they will be paid up, and, where applicable, the terms and conditions for exercising rights to exchange, convert, redeem or otherwise allocate shares or securities giving access to the capital, —making any adjustments required by law or regulation and, as the case may be, by applicable contractual provisions, to protect the rights of holders of securities and other rights giving access to the Company’s share capital; and

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20 / 40 Non binding, unofficial English translation for information purposes only. Original in French. - suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months, resolves that the board of directors may: —at its own discretion and when it deems appropriate, charging the expenses, fees and expenses incurred in connection with the capital increases carried out pursuant to the delegation granted under this resolution against the amount of the premiums related to such transactions and deducting from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new amount of the share capital after each transaction,—take any and all measures and decisions and carry out any and all formalities necessary for the admission of the securities thus issued to trading on the Euronext Growth Paris market and any other market on which the Company’s shares may then be listed, —take any and all measures, enter into any and all agreements and carry out any and all formalities necessary for the successful completion of the issuance and for the purpose of finalizing the resulting capital increase, and make the corresponding amendments to the Company’s bylaws, acknowledges the fact that, should the board of directors make use of the delegation of authority it was granted pursuant to this resolution, the board of directors shall report on the use made of the authorizations granted in this resolution to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions, specifies that the delegation thus granted to the board of directors is valid for a period of twenty-six (26) months from the date of this meeting and terminates any previous delegation having the same purpose. SIXTEENTH RESOLUTION Delegation of authority to be granted to the board of directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities giving access to the share capital, with cancellation of the shareholders’ preferential subscription rights, through a public offer (excluding offers referred to in paragraph 1° of article L. 411-2 of the French monetary and financial code) The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ report, in accordance with the provisions of articles L. 225-129 et seq. of the French commercial code, and, in particular, articles L. 225-129 to L. 225-129-6, L. 22-10-49, L. 225-132, L. 225-133, L. 225-134, L. 228-91, L. 228-92 and L. 228-93 of the French commercial code, delegates to the board of directors with the option to sub-delegate such powers under the conditions provided for by law, its authority to decide, in the proportions and at the times it sees fit, in France or abroad, to decide, by way of an offer to the public, excluding the offers referred to in paragraph 1° of Article L. 411-2 of the French monetary and financial code, to issue, on one or more occasions, ordinary shares of the Company (including, as the case may be, represented by American Depositary Shares or American Depositary Receipts) or equity securities giving access to other equity securities or giving the right to the allocation of debt securities, and/or securities (including, in particular, debt securities) giving access to shares of the Company or of any company that directly or indirectly owns more than half of its capital or of which it directly or indirectly owns more than half of the capital, it being specified that these securities may be issuable in euros, in any foreign currency or in any monetary unit established by reference to several currencies at the discretion of the board of directors, and may be paid up in cash, including by offsetting claims, resolves that the securities thus issued may consist of debt securities, be linked to the issuance of such securities or enable the issuance of such securities as intermediate securities, 21 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. resolves that the public offers decided upon pursuant to this resolution may be combined, within the framework of a single issue or several issues carried out simultaneously, with offers referred to in paragraph 1° of Article L. 411-2 of the French monetary and financial code, resolves to cancel shareholders’ preferential subscription rights to the shares and securities to be issued pursuant to this delegation, acknowledges, where applicable, that this delegation entails the waiver by the shareholders of their preferential subscription rights to the shares to which the securities issued will entitle them in favor of the holders of the securities, if any, issued pursuant to this delegation, resolves that the aggregate par value of the capital increases that may be carried out, immediately and/or in the future, pursuant to this delegation, shall not be superior to € 681.822 (or its equivalent in foreign currency), it being specified that: —the maximum nominal amount of the share capital increases that may be carried out, immediately or in future, under this delegation shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, —to these ceilings shall be added, where applicable, the par value of any additional shares to be issued, in order to preserve, in accordance with the law and, where applicable, applicable contractual provisions, the rights of the holders of securities and other rights giving access to the share capital, resolves that the total nominal amount of the issuances of debt securities giving access to the share capital that may thus be issued may not exceed € 300,000,000 (or the equivalent of this amount in the event of an issuance in another currency), it being specified that: —this amount shall be increased, where applicable, by any redemption premium above the par value, —this amount shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, —this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code, the issuance of which would be decided or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in other cases, under the conditions determined by the Company in accordance with article L. 228-36-A of the French commercial code, resolves that, if the subscriptions have not absorbed the totality of such an issuance, the board of directors may use, in the order of its choice, one or the other of the following powers: —limit the issuance to the amount of subscriptions, provided that the subscriptions reach at least three-quarters of the issuance initially decided, —freely allocate all or part of the issued unsubscribed securities among the persons of its choice, and —offer to the public, on the French or international market, all or part of the unsubscribed issued securities, resolves that the issuance price of shares issued pursuant to this delegation shall be determined by the board of directors and shall be at least equal to the average of the weighted-volume average price of a share on the Euronext Growth market (or in the absence of a listing on this market, on any other market on which the Company’s shares would then be listed) over the last three trading days prior to the setting of the issuance price, possibly reduced by a maximum discount of 20% (it being specified however, that, in the event that at the time of use of this delegation, the Company’s shares were admitted to trading on a regulated market, the price would be set in accordance with the provisions of 22 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. Articles L. 22-10-52 and R. 22-10-32 of the French commercial code) taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that the issuance price of any securities giving access to the share capital issued under this resolution shall be such that the amount, if any, received immediately by the Company, plus any amount that may be received by it on exercise or conversion of said securities, shall be, for each share issued as a result of the issuance of said securities, at least equal to the aforementioned minimum amount, resolves that the board of directors, with the option to sub-delegate such powers under the conditions provided for by law, shall have full powers to implement this delegation under the conditions provided for by law and the Company’s bylaws, in particular for the purpose of: —setting the dates, terms and conditions for any issuance as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without a premium, —setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued will bear dividend rights and the manner in which they will be paid up, and, where applicable, the terms and conditions for exercising rights to exchange, convert, redeem or otherwise allocate shares or securities giving access to the capital, —making any adjustments required by law or regulation and, as the case may be, by applicable contractual provisions, to protect the rights of holders of securities and other rights giving access to the Company’s share capital; and —suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months, resolves that the board of directors may: —at its own discretion and when it deems appropriate, charging the expenses, fees and expenses incurred in connection with the capital increases carried out pursuant to the delegation granted under this resolution against the amount of the premiums related to such transactions and deducting from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new amount of the share capital after each transaction, —take any and all measures and decisions and carry out any and all formalities necessary for the admission of the securities thus issued to trading on the Euronext Growth Paris market and any other market on which the Company’s shares may then be listed, —take any and all measures, enter into any and all agreements and carry out any and all formalities necessary for the successful completion of the issuance and for the purpose of finalizing the resulting capital increase, and make the corresponding amendments to the Company’s bylaws, acknowledges the fact that, should the board of directors make use of the delegation of authority it was granted pursuant to this resolution, the board of directors shall report on the use made of the authorizations granted in this resolution to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions, specifies that the delegation thus granted to the board of directors is valid for a period of twenty-six (26) months from the date of this meeting and terminates any previous delegation having the same purpose. SEVENTEENTH RESOLUTION Delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, through an offer referred to in paragraph 1° of article L. 411-2 of the French monetary and financial code 23 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ report, in accordance with the provisions of articles L. 225-129, L. 225-129-2, L. 225-132, L. 225-133, L. 225-134, L. 228-91, L. 228-92 and L. 228-93 et seq. of the French commercial code and paragraph II of article L. 411-2 of the French monetary and financial code, delegates to the board of directors its authority to decide, in the proportions and at the times it sees fit, in France or abroad, to decide, by way of an offer referred to in paragraph 1° of Article L. 411-2 of the French monetary and financial code, to issue, on one or more occasions, ordinary shares of the Company or equity securities giving access to other equity securities or giving the right to the allocation of debt securities, and/or securities (including, in particular, debt securities) giving access to shares of the Company or of any company that directly or indirectly owns more than half of its capital or of which it directly or indirectly owns more than half of the capital, it being specified that these securities may be issuable in euros, in any foreign currency or in any monetary unit established by reference to several currencies at the discretion of the board of directors, and may be paid up in cash, including by offsetting claims, resolves that the securities thus issued may consist of debt securities, be linked to the issuance of such securities or enable the issuance of such securities as intermediate securities, resolves to cancel shareholders’ preferential subscription rights to the shares and securities to be issued pursuant to this delegation, acknowledges, where applicable, that this delegation entails the waiver by the shareholders of their preferential subscription rights to the shares to which the securities issued will entitle them in favor of the holders of the securities, if any, issued pursuant to this delegation, resolves that the aggregate par value of the capital increases that may be carried out, immediately and/or in the future, pursuant to this delegation, shall not be superior to € 681.822 nor, in any event, exceed the maximum amounts provided for by the regulations in force on the date of the issuance (as an indication, as of the date of this shareholders’ meeting, the issuance of equity securities carried out by way of an offer referred to in paragraph 1° of Article L. 411-2 of the French monetary and financial code is limited to 20% of the Company’s share capital per year, such share capital being assessed on the date of the board of directors’ decision to use this delegation), to which maximum amount shall be added, where applicable, the additional amount of any additional shares to be issued, in order to preserve, in accordance with applicable laws and regulations and, where applicable, applicable contractual provisions, the rights of the holders of securities and other rights giving access to the share capital, resolves that this amount shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, resolves that the total nominal amount of the issuances of debt securities giving access to the share capital that may thus be issued may not exceed € 300,000,000 (or the equivalent of this amount in the event of an issuance in another currency), it being specified that: —this amount shall be increased, where applicable, by any redemption premium above the par value, —this amount shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, —this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code, the issuance of which would be decided or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in other cases, under the conditions determined by the Company in accordance with article L. 228-36-A of the French commercial code, 24 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. resolves that, if the subscriptions have not absorbed the totality of such an issuance, the board of directors may use, in the order of its choice, one or the other of the following powers: —limit the issuance to the amount of subscriptions, provided that the subscriptions reach at least three-quarters of the issuance initially decided, and —freely allocate all or part of the issued unsubscribed securities among the persons of its choice. resolves that the issuance price of shares issued pursuant to this delegation shall be determined by the board of directors and shall be at least equal to the average of the weighted-volume average price of a share on the Euronext Growth market (or in the absence of a listing on this market, on any other market on which the Company’s shares would then be listed) over the last three trading days prior to the setting of the issuance price, possibly reduced by a maximum discount of 20% (it being specified however, that, in the event that at the time of use of this delegation, the Company’s shares were admitted to trading on a regulated market, the price would be set in accordance with the provisions of Articles L. 22-10-52 and R. 22-10-32 of the French commercial code) taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that the issuance price of any securities giving access to the share capital issued under this resolution shall be such that the amount, if any, received immediately by the Company, plus any amount that may be received by it on exercise or conversion of said securities, shall be, for each share issued as a result of the issuance of said securities, at least equal to the issuance price defined above, resolves that the board of directors, with the option to sub-delegate such powers under the conditions provided for by law, shall have full powers to implement this delegation under the conditions provided for by law and the Company’s bylaws, in particular for the purpose of: —setting the dates, terms and conditions for any issuance as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without a premium, —setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued will bear dividend rights and the manner in which they will be paid up, and, where applicable, the terms and conditions for exercising rights to exchange, convert, redeem or otherwise allocate shares or securities giving access to the capital, —making any adjustments required by law or regulation and, as the case may be, by applicable contractual provisions, to protect the rights of holders of securities giving access to the Company’s share capital; and —suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months resolves that the board of directors may: —at its own discretion and when it deems appropriate, charging the expenses, fees and expenses incurred in connection with the capital increases carried out pursuant to the delegation granted under this resolution against the amount of the premiums related to such transactions and deducting from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new amount of the share capital after each transaction, —take any and all measures and decisions and carry out any and all formalities necessary for the admission of the securities thus issued to trading on the Euronext Growth Paris market and any other market on which the Company’s shares may then be listed, —take any and all measures, enter into any and all agreements and carry out any and all formalities necessary for the successful completion of the issuance and for the purpose of finalizing the resulting capital increase, and make the corresponding amendments to the Company’s bylaws, 25 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. acknowledges the fact that, should the board of directors make use of the delegation of authority it was granted pursuant to this resolution, the board of directors shall report on the use made of the authorizations granted in this resolution to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions, specifies that the delegation thus granted to the board of directors is valid for a period of twenty-six (26) months from the date of this meeting and terminates any previous delegation having the same purpose. EIGHTEENTH RESOLUTION Delegation to be granted to the board of directors in order to increase the number of securities to be issued as a result of a share capital increase with or without preferential subscription rights performed pursuant to the aforementioned delegations The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ report, in accordance with the provisions of articles L. 225-129, L. 225-129-2, L. 225-132, L. 225-133, L. 225-134, L. 228-91, L. 228-92 and L. 228-93 et seq. of the French commercial code and paragraph II of article L. 411-2 of the French monetary and financial code, delegates to the board of directors the authority to increase the number of shares or securities to be issued in the event of excess demands for subscription in connection with share capital increases, with or without preferential subscription rights, decided pursuant to the above resolutions, in accordance with the conditions set out in Articles L. 225-135-1 and R. 225-118 of the French commercial code (i.e., as of today, within thirty days of the closing of the subscription, at the same price as that used for the initial issuance and within the limit of 15% of the initial issuance), the said shares conferring the same rights as the existing shares subject to the date from which they begin to bear dividend rights, resolves that the nominal amount of any share capital increase decided pursuant to this delegation shall be deducted from the overall ceiling referred to in the Nineteenth resolution below, to which shall be added, where applicable, the additional amount of any additional shares to be issued, in order to preserve, in accordance with applicable laws and regulations and, where applicable, applicable contractual provisions, the rights of the holders of securities and other rights giving access to the share capital, resolves that the board of directors, with the option to sub-delegate such powers under the conditions provided for by law, shall have full powers to implement this delegation under the conditions provided for by law and the Company’s bylaws, in particular for the purpose of: —setting the dates, terms and conditions for any issuance as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without a premium, —setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued will bear dividend rights and the manner in which they will be paid up, and, where applicable, the terms and conditions for exercising rights to exchange, convert, redeem or otherwise allocate shares or securities giving access to the capital, —making any adjustments required by law or regulation and, as the case may be, by applicable contractual provisions, to protect the rights of holders of securities and other rights giving access to the Company’s share capital; and —suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months, 26 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. resolves that the board of directors may: —at its own discretion and when it deems appropriate, charging the expenses, fees and expenses incurred in connection with the capital increases carried out pursuant to the delegation granted under this resolution against the amount of the premiums related to such transactions and deducting from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new amount of the share capital after each transaction, —take any and all decisions necessary for the admission of the securities thus issued to trading on the Euronext Growth Paris market and, more generally, —take any and all measures, enter into any and all agreements and carry out any and all formalities necessary for the successful completion of the issuance and for the purpose of finalizing the resulting capital increase, and make the corresponding amendments to the Company’s bylaws, acknowledges the fact that, should the board of directors make use of the delegation of authority it was granted pursuant to this resolution, the board of directors shall report on the use made of the authorizations granted in this resolution to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions, specifies that the delegation thus granted to the board of directors is valid for a period of twenty-six (26) months from the date of this meeting and terminates any previous delegation having the same purpose. NINETEENTH RESOLUTION Overall limitations to the amount of the share capital increases that could be completed pursuant to the aforementioned delegations The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ report, resolves that: —the maximum aggregate nominal amount of the capital increases that may be carried out pursuant to the delegations granted under the terms of the 11th resolution to the 18th resolution above may not exceed € 681.822,15, it being specified that to this ceiling shall be added the additional amount of any additional shares to be issued, in order to preserve, in accordance with applicable laws and regulations and, where applicable, applicable contractual provisions, the rights of the holders of securities and other rights giving access to the share capital, —the total nominal amount of the issuances of debt securities giving access to the share capital that may be issued pursuant to the delegations granted under aforementioned resolutions may not exceed € 300,000,000 (or the equivalent of this amount in the event of an issuance in another currency), it being specified that this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code, the issuance of which would be decided or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in other cases, under the conditions determined by the Company in accordance with article L. 228-36-A of the French commercial code. 27 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. TWENTIETH RESOLUTION Delegation of authority to be granted to the board of directors to increase the share capital by way of incorporation of premiums, reserves, profits or others The shareholders’ meeting, voting under the quorum and majority conditions provided for in article L. 225-130 of the French commercial code, having reviewed the report of the board of directors, in accordance with the provisions of articles L. 225-129, L. 225-129-2, L. 225-130, and L. 22-10-49 of the French commercial code, delegates to the board of directors, with the option to sub-delegate such powers under the conditions provided for by law, its authority to decide one or more capital increases though the incorporation of premiums, reserves, profits or others that may be capitalized in accordance with the law and the bylaws either through the allocation of new free shares, though the increase of the par value of existing shares or through a combination of both, the said shares conferring the same rights as the existing shares subject to the date from which they begin to bear dividend rights, resolves that the total nominal amount of the share capital increases that may be realized pursuant to this delegation may not exceed € 2,000,000, to which shall be added, where applicable, the additional amount of any additional shares to be issued, in order to preserve, in accordance with applicable laws and regulations and, where applicable, applicable contractual provisions, the rights of the holders of securities and other rights giving access to the share capital, it being specified that this ceiling is set independently and separately from the ceiling referred to in the Nineteenth resolution above, resolves, in accordance with article L. 225-130 of the French commercial code, that if the board of directors makes use of this delegation, the rights forming fractional shares will not be negotiable and that the corresponding securities will be sold, with the proceeds from the sale being allocated to the holders of the rights within the period provided for by regulations, specifies that the delegation thus granted to the board of directors is valid for a period of twenty-six (26) months from the date of this meeting and terminates any previous delegation having the same purpose. TWENTY-FIRST RESOLUTION Authorization to be granted to the board of directors to grant options to subscribe or purchase ordinary shares of Company shares, entailing a waiver by the shareholders of their preferential subscription rights The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ report, authorizes the board of directors, in accordance with articles L. 225-177 to L. 225-185 of the French commercial code, to grant, during the periods authorized by law, on one or more occasions, to salaried employees and/or corporate officers (or some of them) of the Company and of companies and economic interest groupings affiliated to the Company under the conditions defined in article L. 225-180-I of the French commercial code, options giving the right to subscribe for or purchase ordinary shares, it being specified that: 28 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. - the number of options granted under this authorization may not entitle their holders to purchase or subscribe for more than 1,136,370 shares with a par value of € 0.05 each, —this amount shall be deducted from the overall ceiling referred to in the Twenty-third resolution below, —the options granted to corporate officers, executive managers and members of the executive committee of the Company shall be subject to performance conditions (i.e. 1/3 of if the company reaches cash milestone, 1/3 if the company reaches clinical and/or regulatory critical milestone, and 1/3 if the company reaches critical manufacturing milestone); —the options will have an exercise schedule of a minimum of three years; and —the total number of shares that may be subscribed for upon exercise of stock options granted and not yet exercised may never exceed one-third of the share capital, specifies that, should the Company’s shares be admitted to trading on the regulated market of Euronext in Paris, the board of directors must comply with the provisions of article L. 22-10-58 of the French commercial code in order to grant stock options to the Company’s executives referred to in the fourth paragraph of article L. 225-185 of the commercial code, resolves that this authorization is valid for a period of twelve (12) months from the date of this meeting and terminates any previous authorization having the same purpose, resolves that this authorization entails the waiver by the shareholders of their preferential subscription rights, in favor of the stock option beneficiaries, to the shares that would be issued as and when the stock options are exercised, and that this authorization will be implemented in accordance with the terms and conditions provided for by the law and regulations in force on the date the stock options are granted, as the case may be, resolves that the purchase or subscription price per share shall be set by the board of directors on the day the option is granted in accordance with the provisions of Article L. 225-177 of the French commercial code and shall be at least equal to the highest of the closing price of a share of the Company on Euronext Growth Paris and on the Nasdaq or any other market on which the shares of the Company are then listed (including, if applicable, in the form of American Depositary Shares) prior to the date of the decision of the board of directors to grant the options, without being in any case inferior to ninety-five (95%) of the average prices listed for the Company’s shares on Euronext Growth Paris and on the Nasdaq or any other market on which the shares of the Company are then listed (including, if applicable, in the form of American Depositary Shares) during the twenty (20) trading days prior to the date of the decision of the board of directors to grant the options, it being specified that when an option allows its beneficiary to purchase shares that were previously purchased by the Company, its exercise price, without prejudice to the foregoing clauses and in accordance with the applicable legal provisions, may not, in addition, be equal to less than 80% of the average price paid by the Company for all shares previously purchased by it, resolves that the price set for the subscription for or the purchase of the shares to which the options entitle their holders may not be changed during the term of the options, it being specified, however, that if the Company were to carry out any of the transactions referred to in article L. 225-181 of the French commercial code, it would have to take the necessary measures to protect the interests of the option holders under the conditions provided for in article L. 228-99 of the French commercial code, resolves that, should it be necessary to make the adjustment provided for in article L. 228-99 3° of the French commercial code, the adjustment would be made by applying the method provided for in article R. 228-91 of the commercial code, it being specified that the value of the preferential subscription right as well as the value of the share before detachment of the subscription right would, if necessary, be determined by the board of directors on the basis of the subscription, exchange or sale price per share retained at the time of the last operation carried out on the Company’s capital (capital increase, contribution of securities, sale of shares, etc.) during the six (6) months preceding the meeting of the said board of directors, or, if no such transaction is carried out during this period, on the basis of any other financial parameter that appears relevant to the board of directors (and that will be validated by 29 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. the Company’s statutory auditor), resolves that the board of directors may, if necessary, suspend the exercise of the options in the event of the issuance of new shares or new securities giving access to the capital as well as in the event of a merger or demerger of the Company, sets the term of validity of the options at ten (10) years from the date of grant, it being specified, however, that this period may be reduced by the board of directors for beneficiaries residing in a given country to the extent necessary to comply with the law of said country, grants full powers to the board of directors within the limits fixed above to: —determine the identity of the beneficiaries of the share purchase or subscription options as well as the number of options to be granted to each of them, —set the purchase and/or subscription price for the shares to which the options entitle their holders, within the limits of the aforementioned texts, it being specified that the subscription price per share must be higher than the par value of the share, —ensure that the number of stock options granted by the board of directors is set in such a way that the total number of stock options granted and not yet exercised may not give entitlement to subscribe for a number of shares exceeding one third of the share capital, —determine the terms of the stock option plan and set the conditions under which the options will be granted, including, in particular, the timetable for exercising the options granted, which may vary according to the holders; it being specified that these conditions may include clauses prohibiting the immediate resale of all or part of the shares issued on exercise of the options, within the limits set by law, —purchase the Company’s shares as may be necessary for the sale of any shares to which the stock options entitle the holders,—carry out, either by itself or through an agent, all acts and formalities for the purpose of finalizing the capital increases that may be carried out pursuant to the authorization granted under this resolution, —charge, if deemed necessary, the costs of the capital increases against the amount of the premiums relating to these increases and deduct, from this amount, the sums required to bring the legal reserve up to one-tenth of the new capital after each increase, —amend the Company’s bylaws accordingly and, in general, do whatever is necessary. specifies that the board of directors may, within the limits the shareholders’ meeting has previously set, sub-delegate the powers it was granted under this resolution in accordance the conditions provided for by applicable law and regulations, resolves that the board of directors shall inform the ordinary general meeting every year of the transactions performed carried out under this resolution. TWENTY-SECOND RESOLUTION Authorization to be granted to the board of directors to grant free shares of the Company to employees and/or corporate officers of the Company and of its subsidiaries, entailing a waiver by the shareholders of their preferential subscription rights The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ report, in accordance with the provisions of articles L. 225-197-1 et seq. of the French commercial code, 30 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. authorizes the board of directors to proceed with the free grant, on one or more occasions, of existing and/or new ordinary shares to be issued by the Company, to salaried employees and/or corporate officers meeting the conditions set out in article L. 225-197-1, II of the French commercial code, and to employees of companies or economic interest groups in which the Company holds, directly or indirectly, at least 10% of the share capital or voting rights on the date of grant of the shares concerned, specifies that, should the Company’s shares be admitted to trading on the regulated market of Euronext in Paris, the board of directors, in order to be able to grant free shares to corporate officers who meet the conditions set out in article L. 225-197-1, II of the French commercial code, must comply with the provisions of article L. 225-197-6 of the French commercial code, resolves to set the number of free shares that may be granted by the board of directors under this authorization at 1,136,370 shares with a unit par value of € 0.05, it being specified that (i) the total number of free shares granted by the board of directors can never exceed the overall limit of 10% of the Company’s existing share capital on the date of the grant decision, (ii) this number will be deducted against the overall ceiling referred to in the Twenty-third resolution below, and (iii) the free shares that may be granted to corporate officers, executive managers and members of the executive committee of the Company will be subject to performance conditions (i.e. 1/3 of if the company reaches cash milestone, 1/3 if the company reaches clinical and/or regulatory critical milestone, and 1/3 if the company reaches critical manufacturing milestone); resolves that the grant of shares to their beneficiaries will be final and binding, subject to the fulfillment of any conditions or criteria that may be set by the board of directors, at the end of a period of at least three years (the “Acquisition Period”), and that the beneficiaries of these shares must, if decided by the Board, retain them for a period set by the board of director (the “Conservation Period”) which, together with the Acquisition Period, may not be less than three (3) years, resolves, as an exception to the above, that the shares will be definitively granted before the end of the Acquisition Period in the event of the beneficiary’s disability as classified in the second and third of the categories provided for in Article L. 341-4 of the French social security code, resolves that the shares granted will be freely transferable in the event of a grant request made by the heirs of a deceased beneficiary or in the event of the beneficiary’s disability as classified in the aforementioned categories of the French social security code, resolves that the duration of the Acquisition Period and the Conservation Period will be set by the board of directors within the aforementioned limits, resolves that, in accordance with article L. 225-197-1 of the French commercial code, in the event the grant involves shares to be issued by the Company, this authorization automatically entails the waiver by the shareholders of their preferential subscription rights to the shares that would be issued in favor of the free share beneficiaries, the corresponding share capital increase being definitively carried out solely by virtue of the definitive grant of the shares to the beneficiaries, acknowledges that this authorization entails, where necessary, the waiver by the shareholders, in favor of the free share beneficiaries, of the portion of the reserves, profits or premiums which, if applicable, will be used in the event of issuance of new shares at the end of the Acquisition Period, it being specified that all powers are delegated to the board of directors for the realization of said issuance, grants full powers to the board of directors to: —record the existence of sufficient reserves and, at the time of each grant, transfer to an unavailable reserve account the sums required to pay up the new shares to be granted, —determine the identity of the beneficiaries of the grants and the number of shares that may be granted to each of them, 31 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. - fix the terms and, if necessary, the criteria for the allocation of these shares, if necessary: —decide, in due course, the capital increase(s) correlative to the issuance of any new free shares, —carry out any share purchases required to deliver any existing free shares, —take all useful measures to ensure compliance with the conservation obligation required of the beneficiaries, —and, generally, to do within the framework of the legislation in force, all that the implementation of this authorization will make necessary, specifies that the board of directors may, within the limits the shareholders’ meeting has previously set, sub-delegate the powers it was granted under this resolution in accordance the conditions provided for by applicable law and regulations, resolves that the board of directors shall inform the shareholders’ meeting each year of the grants made under this resolution, in accordance with article L. 225-197-4 of the French commercial code, resolves that this authorization is valid for a period of twelve (12) months from the date of this meeting, specifies, as necessary, that this authorization terminates and supersedes any authorization previously granted to grant free shares of the Company. TWENTY-THIRD RESOLUTION Overall limitations to the amount of the share capital increases that could be completed pursuant to the above authorizations and delegations The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ report, resolves that the sum (i) of the shares which may be issued or acquired upon exercise of the options granted under Twenty-first resolution above and (ii) the free shares which may be granted under the twenty-second above may not exceed 1,136,370 shares, it being specified that the additional amount of any additional shares to be issued shall be added to this amount, in order to preserve, in accordance with applicable laws and regulations and, where applicable, applicable contractual provisions, the rights of the holders of securities and other rights giving access to the share capital. TWENTY-FOURTH RESOLUTION Amendment of Article 18 of the by-laws relating to shareholders meetings (clarification of voting procedures) The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors, resolves to amend the sixth paragraph of Article 18 of the by-laws relating to shareholders meetings as follows in order to provide explicit provision for electronic voting: 32 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. “In accordance with the requirements prescribed by the laws and regulations in force, the Board of Directors may arrange for shareholders to participate and vote by videoconference or means of telecommunication, including internet, that allow them to be identified. If the Board of Directors decides to exercise this right for a particular shareholders’ meeting, such decision shall be mentioned in the meeting notice (avis de réunion) and/or convening notice (avis de convocation) of the meeting. Shareholders who participate in shareholders’ meetings be videoconference or any of the other means of telecommunication referred to above, as selected by the Board of Directors, shall be deemed present for the purposes of calculating the quorum and majority. Shareholders who use the electronic voting form provided on the website set up by the meeting’s centralizing agent are deemed to be present. The electronic form can be entered and signed directly on this site by means of an identification code and a password. The proxy or the vote thus expressed before the meeting by this electronic means, as well as the acknowledgement of receipt which is given, will be considered as non revocable writings and opposable to all. “ TWENTY-FIFTH RESOLUTION Delegation to be granted to the board of directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan d’épargne d’entreprise) implemented pursuant to articles L. 3332-1 and following of the French labor code The shareholders’ meeting, voting under the quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the report of the board of directors and the statutory auditors’ report prepared in accordance with the law, in accordance with the provisions of articles L. 225-129 et seq. of the French commercial code, in particular articles L. 225-129-2, L. 225-129-6 and L. 225-138-1, and articles L. 3332-18 et seq. of the French labor code, delegates to the board of directors its authority to increase the share capital, on one or more occasions, at its sole discretion, through the issuance of ordinary shares reserved, either directly or through a company mutual fund (fonds commun de placement et d’entreprise), for the members of a company savings plan (plan d’épargne entreprise) as provided for in articles L. 3332-1 et seq. of the French labor code, which would be open to open to employees of the Company and its affiliates within the meaning of article L. 225–180 of the French commercial code and article L. 3344-1 of the French labor code and who also meet any conditions that may be set by the board of directors (hereafter the “Group Employees”), resolves to cancel, as a result, the preferential subscription rights granted to shareholders by Article L. 225-132 of the French commercial code and to reserve the subscription of said ordinary shares for Group Employees, sets the period of validity of this delegation of authority at eighteen (18) months from the date of this shareholders’ meeting, sets the maximum nominal amount of the shares that may be thus issued at € 56,818, resolves that the share issuance price will be determined by the board of directors in accordance with the provisions of article L. 3332-20 of the French labor code. 33 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. OVERVIEW YEAR ENDING DECEMBER 31st 2020 Cellectis S.A. (hereinafter “Cellectis”, the “Company” or “we”) is a limited liability company (“société anonyme”) registered in France whose head office is in Paris. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that immunotherapy based on CARs is one of the most promising fields of research in the fight against cancer. Our gene-editing technologies allow us to create allogeneic CAR T-cells (that we call “UCART”), meaning they are derived from healthy donors rather than the patients themselves. We believe that the production of allogeneic CAR T-cells enables us to develop off-the-shelf profitable products which can be cryopreserved, inventoried and distributed throughout the world. Our expertise in editing the human genome allows us to develop candidate products showing new safety and efficacy characteristics, including control properties designed to prevent them from attacking healthy tissue, enabling them to tolerate oncology treatments and equipping them to resist mechanisms that inhibit the actions of the immune system. In addition to our focus on immuno-oncology, we are also exploring the use of new gene-editing technologies in other therapeutic applications, as well as, through our subsidiary Calyxt, Inc., to develop healthier food products for a growing population. Cellectis is listed since 2007 on the Euronext Growth Market of Euronext Paris (“Euronext Growth”). In March 2015, Cellectis completed a public offering of 5.5 million American Depositary Shares (“ADS”) on the Nasdaq Global Market (“Nasdaq”) raising gross proceeds of $228.2 million. In April 2018, Cellectis completed a secondary offering of 6,146,000 ADS at a price of $31.00 per ADS, raising gross proceeds of $190.5 million. The financial statements of the Company for the financial year ended December 31, 2020 include Cellectis and its three subsidiaries located in the United States, Cellectis, Inc., Cellectis Biologics, Inc. (incorporated on January 18, 2019) and Calyxt, Inc. (the “Group”). As of December 31, 2018, Cellectis S.A. held 100% of Cellectis, Inc. and approximately 64.65% of the outstanding ordinary shares of Calyxt, Inc. Cellectis, Inc. held 100% of Cellectis Biologics, Inc. Until July 25, 2017, Cellectis S.A. held 100% of Calyxt, Inc. On July 25, 2017, Calyxt, Inc. completed its IPO on the Nasdaq raising a total of $64.4 million, before banking commissions and all other fees related to the offering, following the issuance and registration of 8,050,000 shares at $8.00 per share. In May 2018, Calyxt completed a secondary offering of 4,057,500 ADS at a price of $15.00 per ADS, raising gross proceeds of $60.9 million. Cellectis purchased 550,000 Calyxt shares at a price of $15.00 per share. Furthermore, in connection with the acquisition on June 14, 2018 of U.S. bonus shares (RSU) from certain employees and non-employees of Calyxt and Cellectis, Cellectis bought approximately 63,175 ordinary shares of Calyxt at a price of $19.49 per share (closing price published by Nasdaq on June 14, 2018) directly from these employees and non-employees as part of share repurchase transactions dated June 13, 2018. The number of shares offered takes into account the exercise in full by the arranging banks of their over-allotment option and the purchase of $20 millions of shares by Cellectis S.A. Calyxt, Inc. shares are listed on the Nasdaq under the ticker “CLXT”. The Company does not have any branches. 34 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. Group activity over the year ended December 31, 2020 Clinical Trials • AMELI-01: AMELI-01 is a Phase 1, multi-center clinical study of Cellectis’ UCART123 product candidate in patients with relapsed/refractory acute myeloid leukemia (R/R AML). On January 15, 2020, Cellectis announced the first patient was dosed in our AMELI-01 study, the Phase 1 dose escalation clinical trial evaluating a new version of our UCART123 product candidate in r/r AML. This trial is part of an Investigational New Drug (IND) from the US Food and Drug Administration (FDA) for a new UCART123 construct and an optimized production process, and is evaluating the safety, expansion, persistence and clinical activity of the product candidate in patients with relapsed/refractory AML. AMELI-01 replaces the first US clinical trial assessing the first version of UCART123 product candidate. AMELI-01 is designed to find the safe and optimal therapeutic dose for UCART123. On December 2020, during the American Society of Hematology (ASH) 2020 Annual Meeting, Cellectis presented one Trials in Progress poster presentation. Additional objectives include the determination of the maximum tolerated dose or suitable lower dose for expansion; characterization of the expansion, trafficking and persistence of UCART123 cells; assessment of cytokine, chemokine and C-reactive protein expression after UCART123 cell infusion; and assessment of immune cell depletion, reconstitution and immune response. • MELANI-01: MELANI-01 is a Phase 1, multi-center clinical study of Cellectis’ UCARTCS1 product candidate in patients with relapsed/refractory multiple myeloma (r/r MM). On July 6, 2020, Cellectis announced that the MELANI-01 trial was placed on clinical hold by the FDA. This clinical hold, which impacted one (UCARTCS1) of Cellectis’ three proprietary product candidates currently in clinical studies, was initiated following the submission of a safety report regarding one patient with r/r MM enrolled in the MELANI-01 study at Dose Level 2, who experienced a fatal treatment-emergent adverse event during the DLT period. This patient had been treated unsuccessfully with numerous lines of prior therapy (including autologous CAR T-cells). On November 17, 2020, Cellectis announced that the FDA lifted the clinical hold on the Phase 1 MELANI-01 trial evaluating the UCARTCS1 product candidate in patients with r/r MM. Cellectis worked closely with the FDA during this period to address the agency’s requests. Cellectis continues to work with the clinical site staff and investigators to efficiently obtain the required local approvals to reopen the trial and resume patient enrollment. • BALLI-01: BALLI-01 is a Phase 1, multi-center clinical study of Cellectis’ UCART22 product candidate in patients with relapsed/refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) On December 2020, Cellectis presented, during the annual ASH meeting, preliminary results from BALLI-01 study. This is the first publicly released data from Cellectis’ BALLI-01 clinical trial. As of the November 2, 2020 data cutoff, 7 patients were enrolled, and 5 patients received UCART22 after fludarabine/cyclophosphamide preconditioning. One patient failed screening and one patient was discontinued prior to the administration of UCART22 due to an adverse event related to the lymphodepletion regimen. No patient experienced a DLT, ICANS, GvHD, or an adverse event of special interest (AESI). No UCART22-related Grade 3 or higher adverse events (AE) or serious adverse events (SAEs) were reported. Two patients experienced a Grade 1 cytokine release syndrome, or CRS, and one patient experienced Grade 2 CRS. Three patients experienced four treatment-emergent SAEs not related to UCART22 treatment. No patient discontinued treatment due to a UCART22-related treatment-emergent adverse event. Two patients in Dose Level 1 achieved an objective response of complete remission with incomplete hematologic recovery (CRi) at Day 28, one of which 35 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. attained a complete remission (CR) at Day 42 and received an allogeneic bone marrow transplant after subsequent therapy with inotuzumab. One patient in Dose Level 2 with refractory disease did achieve a noteworthy reduction in bone marrow blasts (60% at screening, 16% at Day-1, 65% at Day 14, down to 13% at Day 28) after treatment with UCART22, but then progressed. Host lymphocyte reconstitution was observed in all patients within the DLT period (range Day 9-Day 28). Correlative analysis of UCART cell expansion and persistence is ongoing. UCART22 demonstrated preliminary signs of activity at low dose levels with fludarabine/cyclophosphamide (FC) lymphodepletion regimen, without unexpected nor significant treatment-related toxicities. Host immune recovery was observed early, supporting activation of the addition of alemtuzumab to the FC lymphodepletion regimen which is expected to result in a deeper and more sustained cell depletion. Manufacturing • In order to enhance our manufacturing autonomy, Cellectis is establishing two manufacturing facilities. First, in Raleigh, North Carolina, USA, Cellectis is developing an ~80,000 sq. ft. in-house manufacturing facility, which will be dedicated to the production UCART products for clinical and commercial purposes. The Raleigh facility is expected to commence production of UCART product candidates in 2021. Second, in Paris, France, Cellectis has completed construction of an ~14,000 sq. ft. in-house manufacturing facility, which will be dedicated to the production of certain raw and starting material forclinical supply, with the potential to supply commercial raw and starting materials. The Paris facility commenced production of raw and starting materials in 2020. Collaborations • In March 2020 Cellectis and Servier announced the execution of the amendment confirming the terms of the term sheet signed on February 18, 2020. Under this amendment, Cellectis grants Servier an expanded exclusive worldwide license to develop and commercialize all next generation gene-edited allogeneic CAR T-cell products targeting CD19, including rights to UCART19/ALLO-501, and ALLO-501A, an anti-CD19 candidate in which the rituximab recognition domains have been removed, either directly or through its US sublicensee Allogene Therapeutics. • In January 2021, Cellectis and Iovance announced they entered into a research collaboration and exclusive worldwide license agreement whereby Cellectis grants Iovance an exclusive license under certain TALEN® technology in order to develop tumor infiltrating lymphocytes (TIL) that have been genetically edited to create more potent cancer therapeutics. Intellectual property • In January 2020, Cellectis was granted European Patent EP3116902, which claims “a method for preparing an engineered T-cell comprising the steps of (a), inhibiting the expression of beta 2-microglobulin (b2M) and/of class II major histocompatibility complex transactivator (CIITA) in a T-cell that has been provided; and (b) inactivating at least one gene encoding a component of the T-cell receptor (TCR) in said T-cell; and (c) introducing into said T-cell an exogenous nucleic acid molecule comprising a nucleotide sequence coding for a Chimeric Antigen Receptor (CAR) directed against at least one antigen expressed at the surface of a malignant or infected cell.” • In March 2020, Cellectis announced that the US Patent and Trademark Office (USPTO) had granted to the Company a new patent covering methods of preparing allogeneic T-cells for immunotherapy with CRISPR-Cas9 technology. This patent US10,584,352 claims “a method of preparing and administering T-cells for immunotherapy comprising the steps of: (a) providing primary human T-cells from a donor, (b) genetically modifying the primary human T-cells to eliminate expression of the T-cell receptor (TCR), comprising expressing in the cells (i) a Cas9 endonuclease fused to a nuclear localization signal (NLS), and (ii) a guide RNA that directs said endonuclease to at least one targeted locus encoding the TCR in the T-cell genome, (c) 36 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. expanding the genetically modified T-cells, and (d) administering at least 10,000 of the expanded genetically modified T-cells to a patient.” Scientific publications • In January 2020, Cellectis announced the publication of a review titled “Off-the-shelf’ allogeneic CAR T cells: development and challenges” in Nature Reviews Drug Discovery by Prof. Stéphane Depil, Dr. Philippe Duchateau, Prof. Stephan Grupp, Prof. Ghulam Mufti and Dr. Laurent Poirot. The authors review the opportunities and challenges presented by universal allogeneic CAR T-cell therapies, such as the potential of taking T-cells from a healthy donor instead of using patient-derived cells and the challenge that graft-versus-host-disease (GvHD) could potentially poses during treatment. • In June 2020, Cellectis published a new research paper in Frontiers in Bioengineering and Biotechnology. This article describes an innovative and easy-to-implement procedure which will streamline the manufacturing of allogeneic ‘off-the-shelf’ CAR T-cell therapies. The methodology described in this article defines a novel non-mechanical purification strategy to generate TCRÎ±Î² negative (allogeneic) cells for CAR T-cell therapies. With an early and transient expression of an anti-CD3 CAR in the engineered donor T-cells, Cellectis programed these cells to self-eliminate the remaining TCR+ cell population and obtained an ultrapure TCRÎ±Î²(-) population (up to 99.9%) at the end of the CAR-T production. Corporate • On June 29, 2020 Cellectis S.A. held its Annual Shareholders’ General Meeting at its head office in Paris, France. At the meeting, during which more than 63% of voting rights were exercised, Resolutions 1 through 22, and Resolutions 26 through 28 were adopted. Resolutions 23, 24, 25 and 29 were rejected. • Cellectis held a Shareholders’ General Meeting on November 4, 2020 at its headquarters in Paris, France. At the meeting, during which more than 76.5% of voting rights were exercised, the shareholders voted in favor of the appointment of Jean-Pierre Garnier as director of the Company’s board. The shareholders also approved the change of the Company’s by-laws in order to increase the age limit applicable to the chairman of the board of directors, to the directors of the board, the CEO and the deputy CEO of the Company. • In November 2020, Jean-Pierre Garnier, M.D. was appointed non-executive Chairman of the board of directors to work hand in hand with André Choulika, Chief Executive Officer. New appointments: Human Resources: • Kyung Nam-Wortman joined Cellectis in November 2020 as Cellectis’ Chief Human Resources Officer. Ms. Nam-Wortman, who is based in Cellectis’ New York office joined the Company’s executive committee. Clinical Development: • In April 2020, Carrie Brownstein, M.D., was appointed to the role of, Chief Medical Officer. In this role, Dr. Brownstein leads clinical research and development, and is responsible for the development and execution of the integrated development strategy of Cellectis’ proprietary programs. Dr. Brownstein is based in the Cellectis New York office and joined the Company’s executive committee. • Mark Frattini, M.D., Ph.D., joined Cellectis from Celgene/BMS in August 2020 as Senior Vice President of Clinical Sciences. In his new role, Dr. Frattini is responsible for Cellectis’ clinical leadership, including clinical strategy and execution of the Company’s current product candidates. Dr. Frattini also serves as a core member of the senior clinical team, under the leadership of Cellectis’ Chief Medical Officer, Dr. Brownstein, and manages a team of physicians and clinical scientists. 37 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. Manufacturing/Technical Operations: • In May 2020, Leopold Bertea, Ph.D., was appointed to the role of Senior Vice President of Europe Technical Operations. He is responsible for ensuring execution across Technical Operations functions, including process development, analytical development, external supply, and the GMP Paris manufacturing facility that supports the development and production of Cellectis’ proprietary product candidates. • Steve Doares, Ph.D., joined Cellectis from Biogen in July 2020 as Senior Vice President, US Manufacturing and Site Head of the Raleigh, North Carolina manufacturing facility. Dr. Doares is responsible for the deployment of Cellectis’ proprietary state-of-the-art gene-editing cell manufacturing facility in Raleigh, which is being constructed to produce Cellectis’ current immune-oncology UCART product candidates for clinical and commercial supplies. Dr. Bertea and Dr. Doares are jointly leading Cellectis’ technical operations, and succeed Bill Monteith, who left the Company on August 6, 2020 to pursue other opportunities. Both joined the executive committee of the Company. Calyxt, Inc. (“Calyxt”) • On February 7, 2020, Calyxt announced the achievement of 2020 Soybean Contracted Acreage Goal of 100,00 acres with US farmers. • In April 2020, Calyxt announced the license of a new method to help increase plant gene editing efficiency from the University of Minnesota. The method has the potential to reduce the time needed to edit plants from approximately one year to several months. • On April 30, 2020 Callyxt launched a retail offering of Calyno® cooking oil, the company’s first commercial product, a premium, high-performing oil, through the company’s newly launched e-commerce website calyno.com. • On June 3, 2020 Calyxt announced that its high oleic low linolenic (HOLL) soybean had been deemed a non-regulated article under the “Am I Regulated?” process by Biotechnology Regulatory Services of the Animal and Plant Health Inspection Service (APHIS), an agency of the United States Department of Agriculture (USDA). • On July 6, 2020 Calyxt announced several Board Changes: Dr. André Choulika decided to retire from Calyxt’s Board to fully focus on Cellectis development; Yves Ribeill, Biotech Veteran and Member of Calyxt’s Board of Directors, was appointed Chair the Board and Laurent Arthaud designated by Cellectis and appointed as a Director. • In August 2020, Calyxt announced a change in its go-to-market strategy. As part of the transition of strategy, Calyxt stopped processing soybeans into oil and meal and restructured its personnel involved in soybean processing and downstream product sales. In the fourth quarter of 2020, Calyxt announced having contracted to sell all of its 2020 grain production (approximately four million bushels) of high oleic soybean to Archer Daniels Midland (ADM). Sales to ADM began in the third quarter of 2020 and are expected to continue through late 2021. • On October 16, 2020 Calyxt announced entering into definitive agreements with institutional investors for the purchase and sale of 3,750,000 shares of the Company’s common stock, at a purchase price of $4.00 per share, in a registered direct offering. Cellectis S.A., the Company’s majority shareholder, subscribed to purchase 1,250,000 shares in the offering. • On October 29, 2020 Calyxt announced agreement to commercial terms with S&W Seed Company for the exclusive license of an improved quality alfalfa seed in the U.S. and other select geographies. This marks the company’s first commercial trait license agreement and, based on U.S. sales projections, could potentially generate more than $10 million of license revenue over the life of the pending patent for the trait. • On November 11, 2020 Calyxt announced a research collaboration with NRGene® that includes the adoption of NRGene’s cloud-based genomics platform to support key Calyxt’s research 38 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. projects. The genomics solutions are expected to allow for more comprehensive evaluations to accelerate trait discovery and breeding across multiple crops. • On December 14 ,2020 Calyxt announced having contracted to sell all 2020 grain production of its high oleic soybean to ADM, a global leader in human and animal nutrition and the world’s premier agricultural origination and processing company headquartered in Chicago. The transaction is a key step in Calyxt’s 2020 transition to an advanced go-to-market strategy focused on providing plant-based innovations. Sales began in Q3 2020 and will continue through late 2021. • On February 19, 2021 Yves Ribeill, Ph.D., Chair of the Board of Directors of Calyxt, Inc., was appointed as the Executive Chair of the Board of Directors and in that capacity, will serve as Calyxt’s principal executive officer until the appointment of a successor to James Blome, Calyxt former Chief Executive Officer. Group Headcount As of December 31, 2020 the average headcount for the group was 340 employees, and 205 employees as of December 31, 2019. Our Strategy Our strategy is to leverage the transformative potential of our unique gene-editing technologies and expertise through our cell therapy platform. The key elements of Cellectis’ strategy are to: • Advance its self-owned allogeneic UCART portfolio of its product candidates up to the Biologics License Application (BLA) and commercialize them, • Utilize its self-owned manufacturing network to produce commercial-grade UCART products for clinical use, as well as critical raw and starting material of the UCART product candidates, • Structure a commercial launch plan for its self-owned product candidates, • Prepare its next innovative project through an hematopoietic stem cells (HSC) platform, • Through our 64,65% (as of December 31, 2020) ownership in Calyxt, leverage the use of its gene-editing platform for the delivery of plant-based innovations and solutions with substantial disruption potential across multiple industries. —oo0oo— 39 / 40

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Non binding, unofficial English translation for information purposes only. Original in French. REQUEST FOR THE SENDING OF ADDITIONAL DOCUMENTS In the context of the Covid-19 epidemic and taking into account the uncertainty surrounding the postal delays, the Company wishes to favor, when possible, the electronic means of communication, therefore recommends to the shareholders to request documents to be sent by email to the address they will indicate below. The undersigned: NAME AND FIRST NAME ____________________________________________________________ ADDRESS________________________________________________________________________ EMAIL ADDRESS__________________________________________________________________ owner of ____________________ share(s) in the: —nominative form,—bearer form, registered with: ___________________________________________ (1) acknowledge receipt of the documents relating to the combined ordinary and extraordinary general meeting of the shareholders to be held on June 1, 2021 referred into Article R. 225-81 of the commercial code, request CELLECTIS to provide, for the said meeting, the documents referred to in Article R. 225-83 of the French commercial code as follows: o Printed documents o Electronic files to the email address above Executed in On Signature: NOTA: In accordance with the provisions of Article R 225-88 paragraph 3 of the French commercial code, the shareholders holding shares in the nominative form may, by a single request, obtain from the Company the documents referred to in Articles R. 225-81 and R 225-83 of that code, for each subsequent shareholders’ meeting. If the shareholder wishes to benefit from this option, mention shall be made on this request. (1) indication of the bank, financial institution or online broker, etc. account holder (the applicant must prove its shareholder status by sending a certificate of holding issued by the authorized intermediary). 40 / 40

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